UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL OMB Number: 3235-0145 Expires: October 31, 2002 Estimated average burden hours per response 14.90

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

MBNA Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

55262L100

(CUSIP Number)

Estate of Alfred Lerner, Deceased
c/o Squire, Sanders & Dempsey, L.L.P.,
4900 Key Tower, 127 Public Square
Cleveland, Ohio 44114
(216) 479-8500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

• The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55262L100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

The Estate of Alfred Lerner, deceased 34-7151298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Ohio

Number of	7.	Sole Voting Power 0

Shares Bene- ficially by	8.	Shared Voting Power 0

Owned by Each Reporting	9.	Sole Dispositive Power 0

Person With	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) 00*

CUSIP No. 55262L100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Randolph D. Lerner, Esq

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of New York

Number of	7.	Sole Voting Power 386,011 (2)

Shares Bene- ficially by	8.	Shared Voting Power 86,125,545 (3)

Owned by Each Reporting	9.	Sole Dispositive Power 386,011 (2)

Person With	10.	Shared Dispositive Power 86,125,545 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,511,556 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.77%

14.	Type of Reporting Person (See Instructions) 00*

(2)	Includes 272,106 shares subject to options exercisable within 60 days.

(3)	Includes 86,125,545 shares held by the Alfred Lerner Trust dated June 29, 2001.

(4)	Includes 272,106 shares subject to options exercisable within 60 days, and also includes 86,125,545 shares held by the Alfred Lerner Trust dated June 29, 2001.

CUSIP No. 55262L100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Nancy Beck

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Ohio

Number of	7.	Sole Voting Power

Shares Bene- ficially by	8.	Shared Voting Power 86,125,545 (3)

Owned by Each Reporting	9.	Sole Dispositive Power

Person With	10.	Shared Dispositive Power 86,125,545 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,125,545 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 6.7%

14.	Type of Reporting Person (See Instructions) 00*

(3)	Includes 86,125,545 shares held by the Alfred Lerner Trust dated June 29, 2001.

CUSIP No. 55262L100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Norma Lerner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00*

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization State of Ohio

Number of	7.	Sole Voting Power 10,000 (5)

Shares Bene- ficially by	8.	Shared Voting Power 86,125,545 (3)

Owned by Each Reporting	9.	Sole Dispositive Power 10,000 (5)

Person With	10.	Shared Dispositive Power 86,125,545 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 86,135,545 (6)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11) 6.74%

14	Type of Reporting Person (See Instructions) 00*

(3)	Includes 86,125,545 shares held by the Alfred Lerner Trust dated June 29, 2001.
(5)	Includes 10,000 shares subject to options exercisable within 60 days.
(6)	Includes 10,000 shares subject to options exercisable within 60 days, and also includes 86,125,545 shares held by the Alfred Lerner Trust dated June 29, 2001.

     This Amendment No. 2 to Schedule 13D (“Amendment”) amends and supplements, in accordance with Rule 13d-2, the Schedule 13D filed on November 7, 2002, by the Estate of Alfred Lerner, deceased, with respect to the Common Stock, par value $.01 per share (“MBNA Common Stock”), of MBNA Corporation, a Maryland corporation (the “Issuer”).

ITEM 4. PURPOSE OF THE TRANSACTION.

     Norma Lerner, Randolph Lerner and Nancy Beck, as co-Executors of the Estate of Alfred Lerner, deceased, an estate opened with the Probate Court of Cuyahoga County, Ohio, on October 28, 2002 (the “Estate”), are filing this Amendment to report the transfer (the “Transfer”) on December 12, 2003, of 86,125,545 shares of MBNA Common Stock to the Alfred Lerner Trust dated June 29, 2001. Following the Transfer, the Estate no longer holds shares in the Issuer.

     Except as set forth herein, the reporting persons filing this Amendment have no plans or proposals that relate to or would result in any of the actions or events set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The response of each of the Estate, Mrs. Lerner, Mr. Lerner and Mrs. Beck with respect to rows 7, 8, 9, 10, 11, 12 and 13 of the cover page to this Schedule 13D are incorporated herein by reference.

     (c) On October 20, 2003, the Estate exercised an option for 1,500,000 shares of MBNA Common Stock and sold the same on the open market for an average of $24.55 per share.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2003

Estate of Alfred Lerner

By:	/s/ Norma Lerner
Norma Lerner, Co-executor

By:	/s/ Randolph D. Lerner
Randolph D. Lerner, Esq., Co-executor

By:	/s/ Nancy Beck
Nancy Beck, Co-executor

/s/	Norma Lerner
Norma Lerner

/s/	Randolph D. Lerner
Randolph D. Lerner, Esq

/s/	Nancy Beck
Nancy Beck